                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. ________________)

                              Cecil Bancorp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                  Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 149 841 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Charles F. Sposato
                                80 Molitor Road
                               Elkton, MD  21921
                                 410-398-1234
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 22, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                        (Continued on following pages)
                             (Page 1 of 11 Pages)

  CUSIP No. 149 841 10 8                13D               Page 2 of 11 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS  Charles F. Sposato
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                 [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                        10,100
                   -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                         26,735
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                            10,100
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                        26,735
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                36,835
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 7.83%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS*

                                    IN
------------------------------------------------------------------------------

  CUSIP No. 149 841 10 8                13D               Page 3 of 11 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS         Anchar, a Maryland
      I.R.S. IDENTIFICATION NO.         General Partnership
      OF ABOVE PERSON

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                        WC, AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                 [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Maryland
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                         -0-
                   -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                         26,735
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                             -0-
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                        26,735
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                26,735
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 5.69%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS*

                                    PN
------------------------------------------------------------------------------

  CUSIP No. 149 841 10 8                13D               Page 4 of 11 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS         Builder's Choice, Inc. Profit Sharing
      I.R.S. IDENTIFICATION NO.         Retirement Trust
      OF ABOVE PERSON

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                 [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Maryland
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                        10,000
                   -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                          -0-
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                            10,000
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                         -0-
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                10,000
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 2.13%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS*

                                    EP
------------------------------------------------------------------------------

  CUSIP No. 149 841 10 8                13D               Page 5 of 11 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS         Anthony F. Sposato
      I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                        PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                 [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        USA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                        10,000
                   -----------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                         26,735
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                            10,000
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                        26,735
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                36,735
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 7.81%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS*

                                    IN
------------------------------------------------------------------------------

Item 1.  Security & Issuer
--------------------------

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cecil Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 127 North Street, Elkton, Maryland 21921-5547.

Item 2.  Identity & Background
------------------------------

     (a) This statement is filed by Charles F. Sposato with respect to shares of Common Stock beneficially owned by him; by Anchar, a Maryland general partnership ("Anchar") with respect to the shares of Common Stock beneficially owned by it and as to which Mr. Sposato is a 50% general partner; by Builder's Choice Inc. Profit Sharing Retirement Trust (the "Trust") with respect to shares of the Common Stock beneficially owned by it and as to which Mr. Sposato serves as sole trustee; and by Anthony F. Sposato, the brother of Charles Sposato, with respect to shares of Common Stock beneficially owned by him. Although this statement is being filed by such persons because they may be deemed to constitute a "group" within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, Charles Sposato expressly disclaims beneficial ownership of those shares of Common Stock held by the Trust other than for his benefit.

     (b) The business address of Messrs. Sposato and Sposato, Anchar and the Trust is 80 Molitor Road, Elkton, Maryland 21921-3752.

     (c) Mr. Sposato operates various companies, including serving as president of Builder's Choice, Inc. dba Ace Hardware (Elkton, Md), as a general partner in Anchar, a real estate holdings partnership, and president of CECO Utilities, Inc. (a water and sewer utility company). The business address of each of these businesses is 80 Molitor Road, Elkton, Maryland 21921. The principal business of the Trust is to fund the payments made to participants in the related Profit Sharing Retirement Plan. Mr. Anthony Sposato serves as president of Sposato Dental Lab, which is located at 80 Molitor Road, Elkton, Maryland, and as a general partner in Anchar.

     Messrs. Sposato and Sposato each hold a 50% general partnership interest in Anchar and serve as general partners in the management of Anchar.

     Mr. Charles Sposato serves as the sole trustee of the Trust.

     (d) Neither Mr. Charles Sposato, Anchar, the Trust or Mr. Anthony Sposato has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Charles Sposato, Anchar, the Trust or Mr. Anthony Sposato has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Sposato and Sposato are each a citizen of the United States. Anchar is a general partnership formed under the laws of the State of Maryland. The Trust is a trust formed under the laws of the State of Maryland.

Item 3.  Source & Amount of Funds & Other Consideration
-------------------------------------------------------

     The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Charles Sposato is $1,550.00. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Anchar is $468,513. The net investment cost (including commissions, if any) of the shares of Common Stock held by the Trust is $100,000. The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Anthony Sposato is $100,000.

     The shares of Common Stock purchased by Mr. Charles Sposato were acquired using personal funds and not on margin. The shares of Common Stock purchased by Anchar were acquired with working capital contributed by Messrs. Sposato and Sposato, who each hold a 50% general partnership interest in Anchar. The shares of Common Stock purchased by the Trust were acquired using the working capital of the Trust using funds provided by Builder's Choice, Inc., a company owned by Mr. Charles Sposato. The shares of Common Stock purchased by Mr. Anthony Sposato were acquired using personal funds and not on margin.

Item 4.  Purpose of Transactions
--------------------------------

     The purpose of the acquisition of the shares of Common Stock by Mr. Charles Sposato, Anchar, the Trust, and Mr. Anthony Sposato has been, in each case, primarily for investment purposes, and such purchases of the Common Stock were made in the ordinary course of business and not for the purpose of acquiring control of the Company. Mr. Charles Sposato, Anchar, the Trust and Mr. Anthony Sposato may make further purchases of Common Stock in the future and may dispose of any or all shares of Common Stock at any time. Neither Mr. Charles Sposato, Anchar, the Trust or Mr. Anthony Sposato has plans which relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of
Item 4 of Schedule 13D. Such person and entity may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a) Aggregate number of shares beneficially owned (and related percentage):

                (i)      Charles Sposato:  36,835 shares (7.83%)
                (ii)     Anchar:           26,735 shares (5.69%)
                (iii)    The Trust:        10,000 shares (2.13%)
                (iv)     Anthony Sposato:  36,735 shares (7.81%)

     The percentages used herein are based upon the 470,182 shares of Common Stock outstanding as of December 29, 1997 as indicated by the Company.

          (b)   Sole or shared power to vote or dispose:

                (i)      Charles Sposato

                Sole power to vote or direct vote:             10,100   shares
                Shared power to vote or direct vote:           26,735   shares
                Sole power to dispose or direct disposition: 10,100 shares Shared power to dispose or direct disposition: 36,835 shares

                (ii)     Anchar

                Sole power to vote or direct vote:               -0-    shares
                Shared power to vote or direct vote:           26,735   shares
                Sole power to dispose or direct disposition: -0- shares Shared power to dispose or direct disposition: 26,735 shares

                (iii)    The Trust

                Sole power to vote or direct vote:             10,000   shares
                Shared power to vote or direct vote:             -0-    shares
                Sole power to dispose or direct disposition: 10,000 shares Shared power to dispose or direct disposition: -0- shares

                (iv)     Anthony Sposato

                Sole power to vote or direct vote:             10,000   shares
                Shared power to vote or direct vote:           26,735   shares
                Sole power to dispose or direct disposition: 10,000 shares Shared power to dispose or direct disposition: 36,735 shares

          (c) Neither Mr. Sposato nor any other party named herein has acquired shares of the Common Stock within the last sixty days.

          (d)   Not applicable

          (e)   Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
     to Securities of the Issuer
     ---------------------------

     Other than the Joint Acquisition Statement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits
-----------------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                  Signatures
                                  ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1997
       ----------------------------------


                    /s/ Charles F. Sposato
                    ---------------------------------------
                    Charles F. Sposato



                    Anchar, a Maryland General Partnership



                    By: /s/ Charles F. Sposato
                       ------------------------------------
                       Charles F. Sposato
                       General Partner



                    Builder's Choice Inc. Profit Sharing Trust



                    By: /s/ Charles F. Sposato
                       -----------------------------------
                       Charles F. Sposato
                       Trustee



                    /s/ Anthony F. Sposato
                    -------------------------------------
                    Anthony F. Sposato